Exhibit 6.10

FULLPAC, INC.

July 21, 2025

Travis Trawick

1206 Laskin Road, Suite 201-O

Virginia Beach, VA 23451

Re: Board of Directors

Ladies and Gentlemen:

Mr. Travis Trawick (“you” or “Shareholder”) holds 15,000,000 shares of common stock, par value $0.0001 per share, issued by FullPAC, Inc., a Nevada corporation (the “Company”), and serves as the Company’s Chief Executive Officer. In recognition of your service to the Company, this Side Letter (this “Side Letter”) will confirm our agreement that you shall be entitled to the following contractual rights.

1. Board Seats. Subject to (i) any applicable provisions of Nevada law and (ii) following the date on which the Company submits its initial listing application to list its shares of common stock on the Nasdaq Stock Market (“Nasdaq”), the listing rules and applicable interpretations and regulations of Nasdaq, until such time as Shareholder no longer owns shares representing at least 33.34% of the voting power of the Company, the Shareholder shall have the right to designate one individual, including himself, to serve as a member of the Board of Directors of the Company (the “Designated Director”) and, at the election of the Shareholder, to serve as the Chairperson of the Board of Directors. The Company shall cause such Designated Director to be nominated and appointed to the Board of Directors. The Designated Director shall be entitled to one vote for any matter presented to the Board of Directors for a vote and shall have all the rights and powers of all other members of the Board of Directors. The Designated Director shall be subject to all rights, obligations, and responsibilities applicable to directors of the Company as set forth in the Certificate of Incorporation of the Company, as amended, and the Bylaws of the Company, as amended, including with respect to fiduciary duties owed by directors of the Company under Nevada law.

2. Miscellaneous.

(a) Severability. If any provision of this Side Letter is found to be illegal or unenforceable, then the provision will be deemed deleted and this Side Letter will be construed as though the provision was not contained herein and the remainder of this Side Letter will remain in full force and effect.

(b) Termination. Unless otherwise expressly set forth herein, the rights described herein shall terminate and be of no further force or effect (a) as specified in Section (1) above and (b) upon mutual agreement of the parties.

(c) Waivers and Amendments. Any provision of this Side Letter may be amended, waived or modified only upon the written consent of the Company and Shareholder.

(d) Counterparts. This Side Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile or electronic copies of signed signature pages will be deemed binding originals.

(e) Governing Law. This Side Letter and all actions arising out of or in connection with this Side Letter shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions of the State of Nevada or of any other state.

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The parties have caused this Side Letter to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

COMPANY:

FULLPAC, INC.

a Nevada corporation

By:	/s/ Ryan Deal
Name:	Ryan Deal
Title:	Secretary

SHAREHOLDER:

Travis Trawick

Signed:	/s/ Travis Trawick